UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ALLERGY RESEARCH GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

01849R

(CUSIP Number)

Longhorn Acquisition Corp.

180 Vanderbilt Motor Parkway

Hauppauge, NY 11788

Telephone: (631) 232-5400

with copies to:

Michael J. Kennedy, Esq.

Eric C. Sibbitt, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone: (415) 984-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Longhorn Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,863,250(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,863,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,863,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.3%
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described below. Neither the filing of this Schedule 13d nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KI NutriCare, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,863,250(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,863,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,863,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.3%
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described below. Neither the filing of this Schedule 13d nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 01849R

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kikkoman Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,863,250(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,863,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,863,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 67.3%
14.	Type of Reporting Person (See Instructions) CO

(1)	Beneficial ownership of the above referenced Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Tender and Support Agreement described below. Neither the filing of this Schedule 13d nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Shares” and each a “Share”), of Allergy Research Group, Inc., a Florida corporation (the “Company”). The principal executive offices of the Company are located at 2300 North Loop Road, Alameda, California 94502.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Longhorn Acquisition Corp., a Florida corporation, (2) KI NutriCare, Inc., a New York corporation and (3) Kikkoman Corporation, a corporation organized under the laws of Japan. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each controlling person, director and executive officer of Longhorn Acquisition Corp., KI NutriCare, Inc. and Kikkoman Corporation.

(b) The business address for KI NutriCare, Inc. and Longhorn Acquisition Corp. is 180 Vanderbilt Motor Parkway, Hauppauge, NY 11788.

The business address for Kikkoman Corporation is 250 Noda, Noda-shi, Chiba 278-8601, Japan.

(c) Kikkoman Corporation is the number one producer of soy sauce in the world and provides a comprehensive range of food stuffs, wines, dining establishments and biotechnology products.

KI NutriCare, Inc., through its wholly-owned subsidiary, Country Life, LLC, sells a wide range of nutrition products, including an extensive line of vitamins, nutritional supplements and personal care products.

Longhorn Acquisition Corp. was organized to acquire the Company and has not conducted any unrelated activities since its organization.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the controlling persons, directors or executive officers, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the controlling persons, directors or executive officers, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Longhorn Acquisition Corp. is organized under the laws of the State of Florida. KI NutriCare, Inc. is organized under the laws of the State of New York. Kikkoman Corporation is organized under the laws of Japan.

Item 3.	Source Amount of Funds or Other Consideration

The Reporting Persons may be deemed to have acquired ownership of 9,863,250 shares of Common Stock pursuant to the Tender and Support Agreement (as defined below) and certain irrevocable proxies to vote shares of Common Stock granted thereunder.

The Reporting Persons did not expend any funds in connection with the execution of the Tender and Support agreement. The Tender and Support Agreement is described in more detail in Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction

Merger Agreement

On August 8, 2008, Longhorn Acquisition Corp., a Florida corporation and wholly-owned subsidiary of KI NutriCare, Inc., which is a New York corporation and wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan, KI NutriCare, Inc. and Allergy Research Group, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Longhorn Acquisition Corp. agreed to commence a cash tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price of $1.33 per share, to the seller in cash (the “Offer Price”), and (ii) following the consummation of the Offer, Longhorn Acquisition Corp. is to be merged with and into Allergy Research Group, Inc. (the “Merger”), with Allergy Research Group, Inc. as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than (i) Shares owned by the Company or KI NutriCare, Inc., which shall be cancelled, or (ii) Shares held by a holder who is entitled to demand, and who properly demands, appraisal for such Shares in accordance with Section 607.1303 of the Florida Business Corporation Act) shall be canceled and converted into the right to receive the highest price per Share paid pursuant to the Offer, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As of the effective time of the merger, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate formerly representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

Following the effective time of the Merger, the Shares will cease to be listed on the OTC Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Offer is conditioned upon, among other things, there being immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) a number of Shares validly tendered (included by guaranteed delivery) and not properly withdrawn, together with all other Shares then beneficially owned by KI NutriCare, Inc. or any of its subsidiaries, which equals at least 67% of the Shares outstanding on a fully diluted basis on the date of purchase (the “Minimum Tender Condition”).

As part of the Merger Agreement, Allergy Research Group, Inc. granted to Longhorn Acquisition Corp. an option to purchase from the Company shares of the Company’s common stock (the “Top-Up Option Shares”) equal to the number of Shares that when added to the number of Shares owned by Longhorn Acquisition Corp. immediately prior to the exercise thereof (which cannot be less than 67%), constitutes one share more than 80% of the number of Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price. Notwithstanding the foregoing, Longhorn Acquisition Corp. has agreed to only exercise the “top-up option” if doing so would allow it to consummate the merger without approval of the Company’s stockholders pursuant to Section 607.1104 of the Florida Business Corporation Act. Longhorn Acquisition Corp. may pay the exercise price for the “top-up option,” at its election, either (i) in cash or (ii) by paying cash in an amount not less than the aggregate par value of the Top-Up Option Shares and by delivering to the Company a promissory note having a principal amount equal to the remainder of the exercise price. Longhorn Acquisition Corp. is required to consummate the Merger pursuant to Section 607.1104 of the Florida Business Corporation Act as soon as practicable after the Company issues the Top-Up Option Shares.

The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Tender and Support Agreement

On August 8, 2008, as an essential condition and inducement to the willingness of KI NutriCare, Inc. and Longhorn Acquisition Corp. to enter into the Merger Agreement, KI NutriCare, Inc. entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Dr. Stephen Levine, the Company’s Chief Executive Officer, Chief Financial Officer and Chairman of the Company’s Board, Susan Levine, the Company’s Vice-President, Secretary and Director, the Levine Family Trust (UTD March 21, 1990, as amended) and the Levine Children’s TR (UTD March 27, 1998) (collective the “Supporting Stockholders”). The Shares subject to the Tender and Support Agreement constitute approximately 67.3% of the outstanding shares. Shares beneficially owned by the Supporting Stockholders have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Reporting Persons did not pay any additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Tender and Support Agreement.

Under the Tender and Support Agreement each of the Supporting Stockholders has agreed to tender all Shares such Supporting Stockholder holds or acquires after the commencement of the Offer promptly following the commencement of the Offer, and in any event no later than the tenth business day prior to the initial expiration date of the Offer. Each of the Supporting Stockholders has also agreed not to withdraw such Supporting Stockholder’s Shares once tendered from the Offer at any time.

Each Supporting Stockholder has agreed to vote all such Supporting Stockholder’s Shares in connection with any meeting of the Company’s stockholders in favor of the Merger and/or against any alternative Takeover Proposal (as defined in the Merger Agreement) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and has agreed to appear at any such meeting of the Company’s stockholders or otherwise cause the shares owned by such Supporting Stockholder to be counted as present at any such meeting for purposes of establishing a quorum. Each Supporting Stockholder has also agreed not to execute any appraisal rights in respect of such Supporting Stockholder’s Shares.

Each Supporting Stockholder also has granted to KI NutriCare, Inc. (or any nominee of KI NutriCare, Inc.) an irrevocable proxy and power of attorney with respect to the voting of the Owned Shares (as defined in the Tender and Support Agreement) in connection with the Merger Agreement and certain related matters.

Each Supporting Stockholder has also agreed, until the termination of the Tender and Support Agreement, not to, other than as may be required by a court order, (a) other than for estate planning or charitable purposes, assign or otherwise dispose of (including, without limitation, by gift, merger consolidation or reorganization) or enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Supporting Stockholder’s Shares with respect to any such transfer, (b) grant any proxies or powers of attorney with respect to any of such Supporting Stockholder’s Shares, or (c) deposit any of such Supporting Stockholder’s Shares into a voting trust, or enter into a voting agreement with respect to any such Shares.

In addition, the Tender and Support Agreement provides that the Supporting Stockholders will pay to KI NutriCare, Inc. 35% of such Supporting Stockholder’s profit above $1.33 per Share generally in the event of the consummation of an alternative transaction within twelve months of the termination of the Merger Agreement. KI NutriCare, Inc. shall also be entitled to 35% of such Supporting Stockholders’ profit above $1.33 per Share in the event the Offer Price is increased by KI NutriCare, Inc. and Longhorn Acquisition Corp. as a result of, in connection with or related to the breach by the Company of its non-solicitation obligations under the Merger Agreement.

The Tender and Support Agreement, and all rights and obligations of KI NutriCare, Inc. and the Supporting Stockholders thereunder, will terminate as to each Supporting Stockholder on the first to occur of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; (ii) the Merger Agreement or the Offer is amended without such Supporting Stockholder’s consent so as to decrease the Offer Price or materially and adversely affect such Supporting Stockholder; and (iii) the acceptance for payment and payment for Shares pursuant to the Offer.

The description of the Tender and Support Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Tender and Support Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d – 3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to beneficially own 9,863,250 Shares representing, for the purposes of Rule 13d – 3, approximately 67.3% of the outstanding shares of voting stock of the Company based on the Company’s representations in the Merger Agreement that there were 14,666,200 Shares issued and outstanding at the close of business on August 8, 2008. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Item 2 above beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, any Shares or any other shares of capital stock of Allergy Research Group, Inc.

(b) Except to the extent that it may be deemed to by virtue of the Tender and Support Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

The Reporting Persons may be deemed in certain circumstances, as more fully described in Item 6, to have the shared power with the Shareholders to vote 9,863,250 Shares. However, the Reporting Persons (i) are not entitled to any rights as a shareholders of the Company as to the Shares that are subject to the Tender and Support Agreement and (ii) disclaim any beneficial ownership of the Shares which are covered by the Tender and Support Agreement.

(c) Except for the execution and delivery of the Tender and Support Agreement and Merger Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Tender and Support Agreement and the transactions contemplated by those agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are hereby incorporated by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements .

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of August 8, 2008, among Longhorn Acquisition Corp., KI NutriCare, Inc. and Allergy Research Group, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Reporting Persons with the Securities and Exchange Commission on August 12, 2008)

2	Tender and Support Agreement, dated as of August 8, 2008, by and between KI NutriCare, Inc., and certain stockholders of Allergy Research Group, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Reporting Persons with the Securities and Exchange Commission on August 12, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2008

LONGHORN ACQUISITION CORP.

By:	/s/ KENICHI SAITO
Name:	Kenichi Saito
Title:	President

KI NUTRICARE, INC.

By:	/s/ KENICHI SAITO
Name:	Kenichi Saito
Title:	President

KIKKOMAN CORPORATION

By:	/s/ YUZABURO MOGI
Name:	Yuzaburo Mogi
Title:	Representative Director, Chairman of the Board, CEO

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF KI NUTRICARE, INC., LONGHORN ACQUISITION CORP. AND

KIKKOMAN CORPORATION

1.	DIRECTORS AND EXECUTIVE OFFICERS OF KI NUTRICARE, INC.

The name, business address, present principal occupation or employment of each of the directors and executive officers of KI NutriCare, Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o KI NutriCare, Inc., 180 Vanderbilt Motor Parkway, Hauppauge, NY 11788, (631) 232-5400. All directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Kenichi Saito, Director and President	Director and President of KI NutriCare, Inc. since March 2005; Director and Executive Corporate Officer of Kikkoman Corporation and Director and President of Kikkoman International Inc. (presently Kikkoman Sales USA, Inc.) (Kikkoman International Inc.’s principal business is selling soy sauce and its address is 50 California Street, Suite 3600, San Francisco, CA 94111) since June 2006; Manager of Country Life, LLC (a dietary supplement and health food manufacturer located at 180 Vanderbilt Motor Parkway, Hauppauge, NY 11788) since June 2006; Director of Kikkoman Marketing & Planning, Inc. (a product development and quality control company located at 2500 W. Higgins Road 1180, Hoffman Estates, Illinois 60169) since September 2006; Director of KMS Service Inc. (a system services company located at 651 Gateway Blvd, Suite 420, South San Francisco, CA 94080) since June 2006; and Director and President of Longhorn Acquisition Corp. since its formation in July 2008.

Osamu Mogi, Director and Secretary	Director and Secretary of KI NutriCare, Inc. since March 2005; and Director and President of Longhorn Acquisition Corp. since its formation in July 2008.

Koichi Yamazaki, Treasurer	Director and Treasurer of KI NutriCare, Inc. since March 2005; Executive Corporate Officer of Kikkoman Corporation since 2008; Corporate Auditor of Kikkoman Restaurant, Inc. (a restaurant operator located at 4-13, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since 2001; Corporate Auditor of Kikkoman Delica Co., Ltd.( a food service company located at Daihyakuseimeitozuka Bldg. 6f, 3-1-18, Togoshi, Shinagawa-ku 142-0041, Tokyo, Japan) since 2004; Corporate Auditor of Nippon Del Monte Corporation ((a ketchup and tomato product manufacturer located at 4-13, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan)) since 2005; Corporate Auditor of Pacific Trading Co., Ltd. (an Asian foodstuff import and export company located at 3-11, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since 2005; Corporate Auditor of Higeta Shoyu Co., Ltd. (a soy sauce manufacturer located at 2-3, Koamicho, Nihonbashi, Chuo-ku, Tokyo, Japan) since 2004; and Corporate Auditor of Manns Wine Co., Ltd. (a wine manufacturer located at 2-1-1, Nishi-shimbashi, Minato-ku, Tokyo, Japan) since 2006.

Toshiyuki Onozuka, VP	Director and Vice President of KI NutriCare, Inc. since 2006; and VP of Longhorn Acquisition Corp since July 2008.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF LONGHORN ACQUISITION CORP.

The name, business address, present principal occupation or employment of each of the directors and executive officers of Longhorn Acquisition Corp. are set forth below. The business address and phone number of each such director and executive officer is the same as the address and phone number for the directors and executive officers of KI NutriCare listed above. All directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Kenichi Saito, Director and President	Mr. Saito’s employment history is available in the above discussion regarding KI Nutricare’s directors and executive officers.

Osamu Mogi, Director and Secretary	Director and Secretary of Longhorn Acquisition Corp. since July 2008; and Director and Secretary of KI NutriCare, Inc. since March 2005.

Toshiyuki Onozuka, VP	VP of Longhorn Acquisition Corp. since July 2008; and Director and Vice President of KI NutriCare, Inc. since October 2006.

3.	DIRECTORS AND EXECUTIVE OFFICERS OF KIKKOMAN CORPORATION

The name, business address, present principal occupation or of each of the directors and executive officers of Kikkoman Corporation are set forth below. The business address and phone number of each such director and executive officer is c/o Kikkoman Corporation, 250 Noda, Noda-shi, Chiba 278-8601, Japan 81(4)7123-5111. All directors and executive officers listed below are citizens of Japan.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Yuzaburo Mogi, Representative Director, Chairman of the Board and CEO	CEO of Kikkoman Corporation since 1995; Chairman of the Board of Kikkoman Corporation since 2004; Representative Director of Kikkoman Corporation since 1985; Chairman of TONE Coca-Cola Bottling Co., Ltd. (a beverage manufacturer located at 310 Nakane, Noda-shi, Chiba, Japan) since 1999; Director and Chairman of the Board of Pacific Trading Co., Ltd. (an Asian foodstuff import and export company located at 3-11, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since March 2001; Corporate Auditor of Tobu Railway Co., Ltd. (a railway company located at 1-1-2, Oshiage, Sumida-ku, Tokyo, Japan) since June 2001; Director at Nippon Research Center Ltd. (a market research supplier located at 2-7-1, Nihonbashi-Honcho, Chuo-ku, Tokyo, Japan) since March 2002; Corporate Auditor at Fuji Television Network, Inc. (a TV broadcasting company located at 2-4-8, Daiba, Minato-ku, Tokyo, Japan) since June 2003; Director at Hoya Corporation (an optical technology manufacturer located at 2-7-5, Nakaochiai, Shinjuku-ku, Tokyo, Japan) since June 2001; Director and Chairman of the Board of Fuji Xerox Chiba Co., Ltd. (a machine leasing and selling company located at 2-6, Nakase, Mihama-ku, Chiba-shi, Chiba, Japan) since September 1998; Director and Chairman of the Board of Kikkoman (S) Pte. Ltd. (a soy sauce manufacturer located at 7 Senoko Crescent, Singapore 758263) since July 1995; Supervisory Board and President Commissaris of Kikkoman Foods Europe B.V. (a soy sauce manufacturer located at De Vosholen 100, 9611 TG Sappemeer, the Netherlands) since June 2001; Director, Chairman and CEO of Kikkoman Foods, Inc. (a soy sauce manufacturer located at N1365 Six Corners Road, Walworth, Wisconsin 53184) since May 1995; Director and Chairman of the Board of Kikkoman International, Inc. (a soy sauce seller located at 50 California Street, Suite 3600, San Francisco, California 94111) since June 1995; and Director and Chairman of the Board of President Kikkoman, Inc. (a soy sauce manufacturer located at Daying Village No. 7, Xinshi County, Tainan Prefecture, Taiwan) since April 1990.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Kenzaburo Mogi, Director and Vice Chairman	Director of Kikkoman Corporation since 1983; Vice President of Kikkoman Corporation since 2001; and Vice Chairman of Kikkoman Corporation since 2004.

Mitsuo Someya, Representative Director, President and COO	Representative Director of Kikkoman Corporation since 2006; President and COO of Kikkoman Corporation since 2008; Director of Kikkoman Corporation since 1996; Senior Executive Corporate Officer of Kikkoman Corporation since 2005; Executive Corporate Officer of Kikkoman Corporation since 2001; Director of Kibun Food Chemifa Co., Ltd. (a soy milk manufacturer located at 2-1-1, Irifune, Chuo-ku, Tokyo, Japan) since June 2004; Director and Chairman of the Board of Kunshan President Kikkoman Biotechnology Co., Ltd. (a soy sauce manufacturer located at Qingyang South Road, No. 301, Economic Technology Development Zone, Kunshan City, Jiangsu Province, China) since June 2000; Director of President Kikkoman, Inc. (a soy sauce manufacturer located at Daying Village No. 7, Xinshi County, Tainan Prefecture, Taiwan) since April 2007; and Director of Kikkoman Foods, Inc. (a soy sauce manufacturer located at N1365 Six Corners Road, Walworth, Wisconsin, 53184) since April 2001.

Tadao Kondo, Representative Director, Senior Executive Corporate Officer and General Manager of the Management Planning Division	Representative Director and Manager of the Corporate Planning Division of Kikkoman Corporation since 2008; Senior Executive Corporate Officer of Kikkoman Corporation since 2006; Director of Kikkoman Corporation since 2005; Executive Corporate Officer of Kikkoman Corporation since 2004; Corporate Officer of Kikkoman Corporation since 2001; Director of Kikkoman Restaurant Co., Ltd. (a restaurant operator located at 4-13, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since June 2003; Director of Kibun Food Chemifa Co., Ltd. (a soy milk manufacturer located at 2-1-1, Irifune, Chuo-ku, Tokyo, Japan) since June 2004; and Corporate Auditor of Manns Wine Co., Ltd. (a wine manufacturer located at 2-1-1, Nishi-shinbashi, Minato-ku, Tokyo, Japan) since June 2002.

Kenichi Saito, Director and Executive Corporate Officer	Mr. Saito’s employment history is available in the above discussion regarding KI Nutricare’s directors and executive officers.

Yukio Sato, Director, Executive Corporate Officer and National Sales Manager	Director of Kikkoman Corporation since 2008; Executive Corporate Officer and National Sales Manager of Kikkoman Corporation since 2006; Corporate Officer of Kikkoman Corporation since 2000; and Director of Higeta Shoyu Co, Ltd. (a soy sauce manufacturer located at 2-3, Koamicho, Nihonbashi, Chuo-ku, Tokyo, Japan) since March 2006.

Koji Negishi, Director, Executive Corporate Officer and General Manager of Product Management Division	Director of Kikkoman Corporation since 2008; Executive Corporate Officer and Product Manager of Kikkoman Corporation since 2006; Corporate Officer of Kikkoman Corporation since 2001; Director of Kibun Food Chemifa Co., Ltd. (a soy milk manufacturer located at 2-1-2, Irifune, Chuo-ku, Tokyo, Japan) since June 2005; Director of Nippon Del Monte Co., Ltd. (a ketchup and tomato product manufacturer located at 4-13, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since March 2001; Director of Heisei Shokuhi Co., Ltd. (a condiment manufacturer located at 178 Noda, Noda-shi, Chiba, Japan) since June 2006; and Director of Hokkaido Kikkoman Co., Ltd. (a soy sauce manufacturer located at 1007-53 Izumizawa, Chitose, Hokkaido, Japan) since July 2007.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Noriaki Horikiri, Director, Executive Corporate Officer and General Manager of First and Second International Operations Divisions	Executive Corporate Officer of Kikkoman Corporation since 2006; Director and General Manager of First and Second International Operations Divisions of Kikkoman Corporation since 2008; Corporate Officer of Kikkoman Corporation since 2003; Corporate Auditor for TONE Coca Cola Bottling Co., Ltd. (a beverage manufacturer located at 310 Nakane, Noda-shi, Chiba, Japan) since March 2006; Director of Pacific Trading Co., Ltd. (an Asian food import and export company located at 3-11, Koami-cho, Nihonbashi, Chuo-ku, Tokyo, Japan) since March 2002; Director and Chairman of the Board of Del Monte Asia Pte Ltd. (a Del Monte product vendor located at 290 Orchard Road, #17-08, Paragon, Singapore 238859) since March 2002; Director of Japan Food Canada, Inc. (an Asian foodstuff wholesaler located at 1880 Bonhill Road, Mississauga, Ontario L5T 1C4, Canada) since May 2002; Director of Japan Food Corp. (Aust) Pty. Ltd. (an Asian foodstuff wholesaler located at Woodcock Place, Building D1, 16 Mars Road, Lane Cove, N.S.W. 2066, Australia) since March 2002; Director of Japan Food Hawaii, Inc. (an Asian foodstuff wholesaler located at 887 North Nimitz Highway, Honolulu, Hawaii, 96817) since July 2005; Director of JFC Hong Kong Ltd. (an Asian foodstuff wholesaler located at 5th Floor, Ever Gain Centre, 43-57 Wang Wo Tsai Street, Tsuen Wan, N.T., Hong Kong, S.A.R., P.R. China) since March 2002; Director of JFC International Inc. (an Asian foodstuff wholesaler located at 7101E Slauson Ave., Los Angeles, California 90040-3622) since June 2002; Director of Kikkoman (S) Pte. Ltd. (a soy sauce manufacturer located at 7 Senoko Crescent, Singapore 758263) since March 1996; Director of Kikkoman Australia Pty. Limited (a soy sauce seller located at Suite 2, Level 6, 132 Arthur Street, North Sydney, N.S.W. 2060, Australia) since December 1995; Director, Member of the Supervisory Board and Commissaris of Kikkoman Foods Europe B.V. (a soy sauce manufacturer located at De Vosholen 100, 9611 TG Sappemeer, the Netherlands) since April 1996; Director of Kikkoman Foods Foundation, Inc. (a non-profit organization located at N1365 Six Corners Road, Walworth, Wisconsin 53184) since May 1996; Director of Kikkoman International, Inc. (a soy sauce seller located at 50 California Street, Suite 3600, San Francisco, California 94111) since April 2001; Director of Kikkoman Marketing & Planning, Inc. (a new product development and quality control company located at 2500 W. Higgins Road 1180, Hoffman Estates, Illinois 60169) since September 1996; Director and Chairman of the Board of Kikkoman Trading Asia Pte. Ltd. (a soy sauce seller located at 290 Orchard Road, #17-08, Paragon, Singapore 238859) since March 2001; and Director and Chairman of the Board of KMS Service Inc. (a computer systems provider located at 651 Gateway Blvd, Suite 420, South San Francisco, CA 94080) since July 2002.

Tsunao Hashimoto, Director	Director of Kikkoman Corporation since 2002; Director of Ginza Parking Center Co., Ltd. (a parking lot operator located at 6-4-4, Ginza, Chuo-ku, Tokyo, Japan) since June 1993.

Mamoru Ozaki, Director	Director of Kikkoman Corporation since 2005; Advisor of Yazaki Corporation (an industrial parts and equipment manufacturer located at 1-4-28, Mita, Minato-ku, Tokyo, Japan) since 2003; Director of Fuji Kyuko Co., Ltd. (a railway services company located at 5-2-1, Shinnishihara, Fuji Yoshida, Yamanashi, Japan) since June 2003; and Director of Wacoal Holdings Corp. (an underwear manufacturer located at 29 Kisshouin Nakajimachou, Minami-ku, Kyoto, Kyoto, Japan) since June 2005.

INDEX TO EXHIBITS

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of August 8, 2008, among Longhorn Acquisition Corp., KI NutriCare, Inc. and Allergy Research Group, Inc. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Reporting Persons with the Securities and Exchange Commission on August 12, 2008)

2	Tender and Support Agreement, dated as of August 8, 2008, by and between KI NutriCare, Inc., and certain stockholders of Allergy Research Group, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Reporting Persons with the Securities and Exchange Commission on August 12, 2008)